Credicorp Capital, LLC
(formerly Ultralat Capital Markets, LLC)

Statement of Financial Condition

December 31, 2021

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-67048

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Credicorp Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

801 Brickell Avenue, Suite 1020
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven Singer	561-784-8922	ssinger@mavenstrategic.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDO USA, LLP
(Name – if individual, state last, first, and middle name)

1450 Brickell Avenue, 18th floor	Miami	FL	33131
(Address)	(City)	(State)	(Zip Code)

10/08/2003	243
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Carlos Coll_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Credicorp Capital, LLC_____, as of _____December 31_, 2021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public State of Florida
Andres Chavarriaga
My Commission HH 008503
Expires 06/10/2024

Notary Public

Signature:

Title: _____CEO_____

Florida ID: C400 1017 41070

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

✕   ✕

C O N T E N T S



Tel: 305-381-8000
Fax: 305-374-1135
www.bdo.com

100 SE 2nd St., Suite 1700
Miami, FL 33131

Report of Independent Registered Public Accounting Firm

Board of Directors and Member
Credicorp Capital, LLC
Miami, Florida

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Credicorp Capital, LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the [consolidated] financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Company's auditor since 2021.

Miami, Florida
March 22, 2022

CREDICORP CAPITAL, LLC (formerly Ultralat Capital Markets, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$	5,932,957
Receivable from clearing broker		209,543
Due from affiliates		34,985
Deposits at clearing brokers		375,000
Right-of-use lease assets, net		250,058
Property and equipment, net		129,010
Other assets		231,838
TOTAL ASSETS	$	7,163,391

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued liabilities	$	525,261
Commissions payable		23,924
Due to affiliates		71,248
Lease liabilities		277,302
TOTAL LIABILITIES		897,735
COMMITMENTS AND CONTINGENCIES (NOTE 6 AND 8)		
MEMBER'S EQUITY		6,265,656
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	7,163,391

See accompanying notes.

NOTE 1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Credicorp Capital, LLC (formerly Ultralat Capital Markets, LLC) (the Company), is a member of the Financial Industry Regulatory Authority (FINRA) and is a registered broker dealer. The Company primarily acts in a principal capacity, buying and selling securities on a riskless basis with customers and other dealers within Latin America, principally Colombia. The Company is also authorized to buy and sell equities, mutual funds, corporate debt, and U.S. Government debt, for its customers, and charge a commission.

The Company is a Florida Limited Liability Company and wholly owned subsidiary of Credicorp Capital US (the Parent), formerly Ultralat Group, Inc. The Parent is a wholly owned subsidiary of Credicorp Capital Ltd. an entity registered in Bermuda. Credicorp Capital Ltd. is a wholly owned subsidiary of Credicorp Ltd. (the Ultimate Parent), a New York Stock Exchange listed Peruvian financial services company.

Effective February 1, 2021, the Company completed the transfer of net assets from Credicorp Capital Securities, a subsidiary of Credicorp Capital Ltd., which is a wholly owned subsidiary of the Company's Ultimate Parent. In accordance with ASC 805-50, the transfer of net assets of $1,315,451 was between entities under common control, did not meet the definition of a business combination and there was no change in the reporting entity. The net assets were transferred at the carrying value on the transfer date of February 1, 2021. Concurrent with the completion of the merger, the Company changed its name to Credicorp Capital LLC. Due to this transaction, the net capital requirement has changed to the greater of $250,000 or 6 2/3% of aggregate indebtedness.

Government and Other Regulation

The Company's business is subject to significant regulation by the Securities and Exchange Commission (SEC) and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances in excess of federally insured limits. The Company does not expect any risk of loss relating to these deposits.

Receivables

The Company's receivables from its clearing broker includes amounts receivable from unsettled trades, including amounts related to accrued interest receivables and cash deposits. The Company's trades are cleared through its clearing broker and settled daily between the clearing broker and the Company. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

NOTE 1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation and Amortization

Depreciation of property and equipment is computed using the straight-line method at various rates based upon the estimated useful lives of the assets. The range of estimated useful lives is summarized as follows:

Furniture and fixtures	7 years
Leasehold improvements	Lesser of useful life or term of lease
Office equipment	2 – 5 years

Leases

The Company adopted ASC 842 – *Leases* on January 1, 2019, which requires the recording of a right-of-use asset and related lease liability on the statement of financial condition. Such amounts are based on the net present value of future lease obligations, using an incremental borrowing rate to determine the Company's effective cost of capital (see Note 6).

Defined Contribution Plan

The Company maintains a 401(k) plan covering substantially all employees, with the Company matching up to 6% of employee payroll deferrals.

Income Taxes

The Company is a disregarded entity for federal income tax purposes. Instead, its taxable income or loss is reflected on the Parent's income tax return and therefore, there is no provision for income taxes included in the accompanying financial statements, as the Parent does not allocate income taxes to the Company.

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statement.

Use of Estimates in the Preparation of Financial Statement

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE 2.   NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $250,000 or 6-2/3% of "Aggregate Indebtedness", as defined. At December 31, 2021, the Company's "Net Capital" was $5,796,006 which exceeded requirements by $5,546,006. The ratio of "Aggregate Indebtedness" to "Net Capital" was 0.11 to 1 at December 31, 2021.

NOTE 3.   FAIR VALUE MEASUREMENTS

As of December 31, 2021, the Company did not hold any securities requiring fair value measurement.

NOTE 4.   RISK CONCENTRATIONS

Clearing and Depository Concentrations

The clearing and depository operations for the Company's securities transactions are provided by a brokerage firm located in Jersey City, New Jersey. The Company also has a clearing arrangement with a brokerage firm located in New York, New York. At December 31, 2021, deposits at clearing brokers, the receivable from clearing broker and $5,086,955 of cash and cash equivalents are held by and due from these brokerage firms.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing brokers extend credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and the securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the company may be required to purchase or sell which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions when necessary.

NOTE 5. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2021 consisted of the following:

Furniture and fixtures	$	252,176
Office equipment		435,391
Leasehold improvements		337,084
Website development		52,910
Artwork		20,040
		1,097,601
Less: accumulated depreciation and amortization		968,591
	$	129,010

NOTE 6. LEASE COMMITMENTS

In January 2019, the Company adopted ASC 842, Leases ("ASC 842"), which requires substantially all leases (with the exception of leases with a term of one year or less) to be recorded on the statement of financial condition using the right-of-use ("ROU") asset approach. Upon adoption, the Company recognized a lease liability of approximately $1,004,000, with an offsetting ROU asset of approximately $883,000, and an approximate $121,000 reduction of deferred rent resulting in no impact to equity. The discount rate used to calculate the present value of future minimum lease payments was 5%. As of December 31, 2021, the ROU asset was $250,058 and the lease liability was $277,302.

The Company is obligated under a non-cancelable operating lease for its office facility in Miami, Florida, expiring in 2022. The Company has a security deposit held by the landlord in the amount of $60,000. This amount is included in other assets in the accompanying statement of financial condition. In addition, the Company is obligated under a non-cancelable operating lease with an affiliate for its foreign office facility in Bogota, Colombia, expiring in 2023.

The approximate minimum annual lease payments required under the Company's operating lease liabilities together with their present value as of December 31, 2021, are as follows:

2022		278,000
2023		8,000
Total payments due under operating lease liabilities		286,000
Less discount to present value	(	8,698)
Total operating lease liabilities	$	277,302

The weighted average remaining lease term for the operating leases is approximately 12 months. The weighted average discount rate as of December 31, 2021, was 5%.

Cash amounts included in the measurement of the operating lease liability was approximately $307,000 for the year ended December 31, 2021.

NOTE 7.   RELATED PARTY TRANSACTIONS

Referral Fee Agreement

The Company has sub-clearing agreements with a Colombian broker dealer affiliate and a Chilean broker dealer affiliate in which the Company acts as a principal. The affiliates introduce foreign customers to the Company. As of December 31, 2021, the Company owes $71,248, which is included in due to affiliates on the statement of financial condition.

Investment Advisor Affiliate

The Company is an affiliate of Credicorp Capital Advisors LLC, formerly UltraAdvisors, an investment advisor registered in the State of Florida (CCA). CCA maintains a brokerage account with the Company's clearing firm for which activity is reflected on the Company's statement of financial condition and may result in a balance due to or from the Company. At December 31, 2021, CCA owed the Company $2,685, which is included in due from affiliates on the statement of financial condition.

Chaperoning and Non-Chaperoning – Affiliates

The Company provides chaperoning and non-chaperoning services to its affiliates in Colombia, Peru and Chile. As of December 31, 2021, $32,300 was due to the Company, which is included in due from affiliates on the statement of financial condition.

Lease Agreement

The Company has a lease agreement with an affiliate for its Bogota, Colombia office (see Note 6).

NOTE 8.   CONTINGENCIES

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitrations, claims, and other legal or regulatory proceedings. The Company does not believe that these matters will have a material adverse effect in the Company's financial position.

COVID-19

In January 30 2020, the World Health Organization ("WHO") announced a global health emergency because of a new strain of coronavirus (the "COVID-19 outbreak") and the risks to the international community of the potential for the virus to spread globally.   In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. Management is actively monitoring the impact of the global situation on its financial condition, liquidity, operations, industry, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity for fiscal year 2022.

The Company has evaluated subsequent events through March 22, 2022, the date this financial statement was available to be issued, and determined that no additional financial statement recognition or disclosure is necessary.